Sara Lee

2007 Summary Annual Report

something's COOKING


07078130

HEARTY
& delicious
100%
MULTI-GRAIN
Heart Healthy



To simply delight you…
every day

International Beverage markets coffee and tea products under international and local brand names in retail and foodservice markets in Europe, Brazil, Australia and Asia.

Fiscal 2007 net sales: $2.6 billion

Top brands: *Douwe Egberts, Maison du Café, Marcilla, Café Pilão, Senseo*

4

Sara Lee is a leader in the growing single-serve coffee category with its *Senseo* brand, which is currently sold in more than 10 countries

Sara Lee's beverage product portfolio and innovation pipeline are well-positioned to capitalize on changing consumer preferences in the coffee and tea categories through innovative products such as *Senseo* and *Douwe Egberts* Café Switch

[4] AC Nielsen data, July 2007

To be the first choice of consumers and customers around the world by bringing together innovative ideas, continuous improvement and people who make things happen

International Bakery markets a variety of high-quality fresh and frozen bakery products for retail and foodservice customers in Spain, Portugal, France and Australia.

Fiscal 2007 net sales: $799 million

Top brands: *Sara Lee, Bimbo, CroustiPâte*

5

In France, we operate a refrigerated dough business which markets products under the *CroustiPâte* and private label brands and exports products to neighboring countries such as Germany and Italy

In Australia, we run a frozen bakery business which sells pies and desserts under the *Sara Lee* brand name

[5] AC Nielsen data, July 2007

Act with *integrity*
Use *imagination*
Be *inclusive*
Work as a *team*
Have *passion* to excel

Household and Body Care markets high-quality products – primarily in four core categories: air care, body care, shoe care and insecticides – in markets around the world.

Fiscal 2007 net sales: $2.0 billion

Top brands: *Ambi Pur, Sanex, Radox, Kiwi, GoodKnight, Ridsect*

With its products sold in over 180 countries, Household and Body Care is Sara Lee's most international business segment

Successful product innovations, such as *Ambi Pur* 3Volution, and development in emerging markets are important growth drivers in this business segment

[6] Euromonitor data, 2006


DOUWE
EGBERTS

Senseo

Café PILAO O café forte do Brasil

BIMBO


Ambi
pur

Sanex


KIWI

Sara Lee Corporation is a manufacturer and marketer of high-quality, brand-name products for consumers throughout the world. In February 2005, the company began executing a bold and ambitious multi-year plan to transform Sara Lee into a company focused on its food, beverage, and household and body care businesses around the world. As part of its transformation plan, Sara Lee will drive growth in its key categories via such strong brands as *Ambi Pur, Ball Park, Douwe Egberts, Hillshire Farm, Jimmy Dean, Kiwi, Sanex, Senseo* and its namesake, *Sara Lee.*

North American Retail Meats markets high-quality packaged meat products in the United States and Mexico.

Fiscal 2007 net sales: $2.6 billion

Top brands: *Sara Lee, Ball Park, Hillshire Farm, Jimmy Dean, Kir*

1

Our powerful brands are great platforms for extension into new categories

We are introducing innovative new products that focus on consumer trends and preferences such as convenience, health & wellness and great taste, for instance *Jimmy Dean* Skillets and Breakfast Bowls and *Hillshire Farm* Deli Wraps

[1] IRI data, July 2007

North American Retail Bakery markets high-quality fresh and frozen baked goods, as well as *Senseo* – Sara Lee's single-serve coffee innovation.

Fiscal 2007 net sales: $2.0 billion

Top brands: *Sara Lee, EarthGrains, Senseo*

2

Sara Lee's fresh bakery products are distributed to retail stores through a direct-store-delivery (DSD) system with over 4,000 routes, reaching consumers across the nation

Sara Lee fresh bakery breads have been a runaway success since they were first introduced in the United States in 2002, delighting consumers with products such as *Sara Lee* Soft & Smooth Whole Grain White bread and *Sara Lee* Hearty & Delicious Multi-Grain bread

[2] IRI data, July 2007

Sara Lee Foodservice is a prominent supplier of value-added coffee, tea, meat and bakery solutions for a broad base of foodservice distributors and operators throughout North America.

Fiscal 2007 net sales: $2.2 billion

Top brands: *Sara Lee, Chef Pierre, Ball Park, Hillshire Farm, Jimmy Dean, Douwe Egberts, Superior Coffee*

3

Our products are available in restaurants, retail establishments, schools, convenience stores, health-care facilities, hospitality venues and other foodservice operations

Sara Lee Foodservice leverages customer and consumer insights to develop on-trend products such as the convenient *Douwe Egberts* one-touch coffee system using our unique liquid coffee concentrate

[3] Westport Consulting data, 2007

Sara Lee Jimmy Dean Hillshire Farm Ball Park EarthGrains Superior Coffee Pickwick

something's
BREWING

Senseo – *the convenient single-serve coffee innovation from Sara Lee and Philips Electronics – offers consumers around the world a wide variety of frothy gourmet coffees, made quick and easy with the Senseo coffee machine.* Senseo *coffee sales increased 27% to $445 million in fiscal 2007.*

[illegible]ng's IN THE AIR



Ambi Pur
puresse
HYPO ALLERGENIC

New Ambi Pur *Puresse is a range of air fresheners specially formulated to reduce the risk of skin allergies. This innovative, consumer insight-driven product from Sara Lee's international air care brand will be rolled out around the world in fiscal 2008.*

There's something cooking at Sara Lee. Something's brewing. Something's in the air.

The Sara Lee we set out to build is taking shape. We're in the right categories. We have more exciting new products than ever before. We're more focused and productive than ever. And the results are starting to come.

Yet improvement is a never-ending journey. There's plenty of work still to be done. We've made great progress in creating the Sara Lee we want to be, but we believe there's much more in store.

4 *Recharging our categories*
10 *Grabbing attention, building brands*
14 *Reaching for more*
16 *Better behind the scenes*
18 *Letter to shareholders*
20 *Financial highlights*
22 *Directors and officers*
23 *Coupons*
25 *Investor information*


Sara Lee
Soft&Smooth
100%
WHOLE WHEAT
Sara Lee
OVEN ROASTED
BREAST OF TURKEY
LARGER SIZE!
Sara Lee
NO FILLERS
HONEY HAM
WATER ADDED
Sara Lee
Sara Lee
BABY SWISS
CHEESE
Sara Lee
SIMPLE
STONE GROUND

INGREDIENTS FOR SUCCESS

We're capitalizing on the strength of the *Sara Lee* brand, continuing to extend from our heritage dessert products to other categories such as fresh breads. We're building a market-leading mega brand – in fiscal 2007, the *Sara Lee* brand generated 9 percent sales growth and is now on the brink of becoming the first billion-dollar brand in our portfolio. Clearly, the growing array of delicious *Sara Lee* products is winning the hearts of consumers and contributing to our success.


FRESH TASTE. Guaranteed!
Jimmy Dean
PREMIUM PORK SAUSAGE
REGULAR

BRINGING MORE TO THE (BREAKFAST) TABLE

The *Jimmy Dean* brand is a great example of how Sara Lee is rejuvenating its top brands and redefining its core categories. The brand has dramatically broadened its scope, evolving from a breakfast sausage into a breakfast platform. Offering time-constrained consumers convenient, quick-to-serve, hot and hearty breakfast solutions, *Jimmy Dean's* breakfast products now include Breakfast Bowls, Skillets, Omelets and various Breakfast Sandwiches, including the new "better-for-you" *Jimmy Dean* D-lights.


Jimmy Dean
Breakfast Bowls
BACON
HAM
SAUSAGE


Jimmy Dean
D-lights
CANADIAN BACON
TURKEY SAUSAGE


Jimmy Dean
Meal Size!
BISCUIT
SANDWICHES
CROISSANT
NEW!


Jimmy Dean
Breakfast
Skillets
NEW!
SAUSAGE


Jimmy Dean
Meal Size!
MUFFIN
BISCUIT
SANDWICHES
Sausage, Egg & Cheese
CROISSANT



BREWING UP NEW COFFEE PRODUCTS


DOUWE
EGBERTS
D·E
Aroma Rood

The *Douwe Egberts* brand, whose origins go back to 1753 when the coffee was first sold in the Netherlands, is another example of how Sara Lee is re-energizing its brands and categories. In the past, the brand primarily focused on hot black coffee. Nowadays consumers can tantalize their taste buds with *Douwe Egberts* coffee any way and any time they want it: flavored or milk-based, hot or cold, multi- or single-serve, freshly brewed or ready-to-drink, or, of course, the very best black coffee.


Douwe Egberts
Senseo
espresso
16 coffee pads


Douwe Egberts
Café Fresco
Macchiato
campina


Douwe Egberts
Neu! Nieuw! Nouveau!
Senseo
Café Choco
10 Café Choco


Douwe Egberts
Black


Douwe Egberts
café Switch
True Kick
Bittersweet & Inviting
Pump & Froth
Just add water
6 servings


Ne pas secou
Douwe Egberts
Café Smooth


Douwe Egberts
Anno 1753
goodorigin
Traceable from farm to cup
UTZ Kapeh
Certified Responsible Coffee


KIWI
SINCE 1906
The World's No.1
SHOE POLISH
SHINES, NOURISHES & PROTECTS
BLACK

STEPPING UP SHOE CARE INNOVATION

The *Kiwi* brand has cared for the footwear of consumers around the globe for more than 100 years. By extending the *Kiwi* platform from basic polish to a variety of new and innovative shoe care essentials, we've been able to recharge growth in this global category. Through on-trend innovation, the *Kiwi* brand has developed smart solutions for all of consumers' shoe care needs, such as shine sponges and wipes, gel straps and cushions, and shoe fresheners. *Kiwi* is now marketed in over 180 countries worldwide and remains the world's number-one shoe care brand.


Leather
Sport


Ball Park
Ball Park
BRAND
HUNGER
GETS
WHAT
HUNGER
WANTS
Ball Park

REACHING CONSUMERS WITH EVENTFUL MARKETING

Capturing the attention of the consumer solely through traditional marketing techniques has become increasingly difficult in recent years. So we have shifted a portion of our marketing investment into consumer-centric brand activities such as promotional events, product placements and in-store activities. These events allow us to proactively capture the attention of our target consumers and tell them all about our exciting new products.

A hip new approach to marketing is bringing excitement to the *Ball Park* brand. The hot dog brand is promoting its new "My Hunger" campaign to the hard-to-reach teen target audience by sponsoring the AST Dew Tour. This outdoor action sports tour features the top athletes in five different action events, including skateboarding, BMX biking and freestyle motocross.



Douwe Egberts *is opening new coffee and gift shops across the Netherlands, providing consumers access to great* Douwe Egberts *coffees and coffee-related products. This innovative store concept combines a café with an expanded shopping opportunity to offer an exciting new coffee experience for loyal Dutch* Douwe Egberts *consumers.*

ADDING EXCITEMENT TO OUR ADS


Hillshire Farm
GO MEAT!
gomeat.com
Sanex
KEEPS SKIN HEALTHY

The Hillshire Farm *brand has launched an unconventional new advertising campaign under the "Go Meat!" rallying cry that uses various cheers to praise our consumers' favorite food. We developed the campaign to celebrate and generate enthusiasm for meat, at the same time reminding consumers that* Hillshire Farm *offers fresh, convenient meat products for every taste.*

Your skin is alive. It uses its own natural defense mechanism to protect itself and stay healthy. So it's important to use products which work with the skin's natural processes to keep it healthy. This is the message behind "Naked," the new, edgy Sanex *advertising campaign.*

The new print ads and posters for our Ridsect *insecticide brand in Malaysia feature cockroaches imbedded into normal household environments such as wallpaper, accompanied by the tag line "Don't let them settle in". These ads were awarded the Gold Lion statue at the Cannes Lions International Advertising Festival, commonly regarded as the Oscars of Advertising.*



Sara Lee has developed exciting new advertising campaigns, across the entire business, to grab the attention of our consumers and rejuvenate our brands. These eye-catching campaigns capture the interest and imagination of our busy target audiences while creatively communicating the lifestyle-enhancing benefits of our products.







The Sara Lee *brand's advertising campaign "The Joy of Eating" creatively highlights the joy that people get from eating our great-tasting* Sara Lee *products. Visit www.thejoyofeating.com for tasty recipes, new product updates and the* Sara Lee *retail store locator.*

the joy of eating™


Sara Lee


Caffiato
iced perfection
How nice!
all your favorites, now on ice.


GOING WHERE THE GROWTH IS

Sara Lee Foodservice is capitalizing on the trend of U.S. consumers eating more and more meals outside of their homes. The foodservice market continues to grow, not just in the United States, but also internationally. Our foodservice business is working closely with our customers to turn consumer insights and category expertise into superior foodservice solutions – in the meat, bakery and beverage segments. Winning in the marketplace never tasted so good.

Sara Lee is expanding rapidly in emerging economies across the globe. Over the past few years, our beverage business has entered developing consumer markets in South America and Central and Eastern Europe. Today, we're a prominent coffee company in Brazil, Hungary, Poland and the Czech Republic. And with strong category positions in China, India, Indonesia, Malaysia, the Philippines and Thailand, Asia is an increasingly important region for our Household and Body Care business.

Innovating around its core products, Sara Lee Foodservice launched a taller version of its popular Sara Lee *cheesecake. Sara Lee customer Carl's Jr. won industry accolades with its Smoked Sausage Breakfast Sandwich™ using our* Hillshire Farm *sausage. Sara Lee also recently introduced the* Caffiato *line, four refreshing drinks that are on trend with consumers' taste for iced beverages.*

Sara Lee is expanding in the rapidly growing Russian coffee market with Moccona *Premium Selection, a high-quality instant coffee in an eye-catching jar. As the market leader, Sara Lee is slowly but surely influencing the Brazilian coffee market upward by launching value-added products such as* Café Pilão *Reserva Especial, an exclusive coffee blend made with the finest Brazilian coffee beans.*


MOCCONA
PREMIUM
Café
PILÃO
Especial
500g

GETTING FASTER, LEANER AND BETTER

Sara Lee is cultivating a continuous improvement mindset to get every employee focused on adding value and driving out waste. Information systems are an important enabler in this pursuit of operational excellence. After carefully rethinking many of our business processes and going through extensive design, development and testing phases, Sara Lee is now implementing new information systems such as SAP, making it easier for our customers to do business with us, for our employees to do their jobs and for Sara Lee to grow.

Innovation is an essential component of our long-term growth strategy. We know Sara Lee's future success will depend on our ability to keep the product innovation pipeline full of exciting new ideas that cater to real consumer needs. Sara Lee recently finalized plans and began construction on "The Kitchens of Sara Lee", a new 150,000-square-foot research and development campus located at the site of the company's corporate headquarters in Downers Grove, Illinois.



Matt Spyers, Vice President, Business Systems Transformation, and Debra Shankle, Vice President, Supply Chain Strategic Development, both working on Enable, Sara Lee's process improvement and information systems program.


ENABLE

I am pleased to report that fiscal 2007 was a good year for Sara Lee, and one that marked a real turning point. We have successfully made the very challenging transition away from functioning under a holding company structure to working as an integrated operating company with significantly greater growth potential than before.

The transformation started with our disposition of about 40 percent of our fiscal 2005 sales base, concluding with the spin-off of Hanesbrands Inc. (NYSE: HBI) in September 2006. In total, we raised more than $3.7 billion from the disposition of businesses, and we've used the cash to return substantial value to our shareholders. As of the end of fiscal 2007, we have completed almost half of our share repurchase commitment of $2.5 to $3.0 billion, we've reduced net debt by approximately $1.9 billion in fiscal 2007, and we've continued to pay a very healthy dividend.

At the same time, both Sara Lee and Hanesbrands stocks have flourished. Between the spin-off in early September 2006 and the end of fiscal 2007 (June 30, 2007), the combined value of the two equities was up 25 percent, far and away outpacing all the major indexes.



Reducing our Cost Structure

The other critical change was our reorganization to better serve our customers and consumers in each geography where we do business. All of our North American operations are now located in the same headquarters office as our corporate functions, allowing us to better leverage our talent and resources while eliminating significant administrative inefficiencies.

In our international business, which we continue to manage from the Netherlands, we have streamlined our country-level operations to eliminate redundancies while strengthening our capabilities in each market. This was a dramatic change that allowed us to reduce our workforce and enhance our competitiveness by giving us a fundamentally lower cost structure.

Entering a Growth Phase

With these actions behind us, we have now entered a growth phase for our company. This is evidenced by strong results across the vast majority of our operations in fiscal 2007: net sales grew 7 percent for the company and were up in all six business segments. At the same time, we increased our operating margin and grew operating income by 32 percent over the prior year.

Underlying these impressive results are fundamental improvements in the important operating indicators of the health of our business. We have increased market share in many of our key categories, driven by marketing initiatives that are more focused, better funded and strategically executed to maximize impact. Our innovation pipeline – the lifeblood of any consumer products company – is fuller and more vibrant than it has been in many years, though we remain intensely focused on making it even better. Meanwhile, the management talent and depth across our operations continues to improve.

In total, Sara Lee has become a much-improved company from what it was in February 2005 when we announced our transformation. And we're convinced the best is yet to come.

Positioned to Win

We have built a resilient, growing enterprise that can and will drive growth in our core categories. We are well positioned to capitalize on several powerful trends in the marketplace – from the need for more convenient and "better-for-you" products to changing consumption trends in global coffee and tea; from life-enhancing innovations in Household and Body Care to the still-increasing consumer preference for out-of-home dining.

Our conviction that we can win and deliver growth in today's dynamic market comes from our three-part strategic focus of serving our customers and consumers, building operational excellence, and continuously improving capabilities in all functions. While these are simple concepts, they are powerful drivers when executed properly by highly talented employees armed with the right knowledge and tools.

Whether generating and capitalizing on superior consumer insights, developing and applying rigorous pricing models to partner with our customers or deploying an information systems infrastructure to support all of our business activities, Sara Lee has become a market-driven, integrated operating company that is efficiently leveraging its scale on a global basis.

A Strong Base to Reach our Goals

As we manage for future growth, we clearly recognize that different parts of the company will make different contributions to our top- and bottom-line results. In our North American businesses – both retail and foodservice – the first priority is to significantly improve operating margins as we develop those businesses. In Sara Lee's international businesses, which generally have much higher margins than those in North America, our plans focus on ways we can accelerate sales growth while sustaining those attractive margins. This combination provides us with the means to realize our long-term goals of 2 to 3 percent annual adjusted net sales growth and a 12 percent operating margin.

Thank You

We could not have accomplished so much, nor would we have such great confidence in the future, without the talents and hard work of our employees. I thank each of you for the significant contributions you have made during our journey together, particularly over the past 12 months. I'd also like to thank our board of directors for their involvement and insights, and our customers for their trust in our company, brands and products.

Let me end by thanking you, our shareholder, for your confidence in our ability to rebuild this great company. I am pleased that we've begun to provide returns and results that justify your ongoing commitment to Sara Lee Corporation.



Brenda C. Barnes
Chairman and Chief Executive Officer

September 1, 2007

FINANCIAL HIGHLIGHTS

Dollars in millions except per share data — Years ended	June 30, 2007[1]	July 1, 2006[1]	Percent Change
Results of Operations			
Continuing operations			
Net sales	**$12,278**	**$11,460**	**7.1%**
Income before income taxes	**419**	**192**	**NM**
Income	**426**	**31**	**NM**
Income per share of common stock – diluted	**0.57**	**0.04**	**NM**
Income from discontinued operations	**62**	**123**	**(49.7)**
Gain on sale of discontinued operations	**16**	**401**	**(96.1)**
Net income	**504**	**555**	**(9.4)**
Net income per share of common stock – diluted	**0.68**	**0.72**	**(5.6)**
Other Information[2]			
Net cash from operating activities[3]	**492**	**1,265**	**(61.1)**
Total advertising and promotion expense[4]	**622**	**886**	**(29.8)**
Depreciation[5]	**420**	**541**	**(22.3)**
Capital expenditures[6]	**631**	**625**	**1.0**
Dividends per share of common stock	**0.40**	**0.79**	**(49.4)**

1 See Financial Review and Notes to Financial Statements in the 2007 Financial Report regarding the exit activities, asset and business dispositions, impairment charges, transformation charges and accelerated depreciation included in these reported results.
2 Financial amounts include results for both businesses reported in continuing operations and discontinued operations.
3 Net cash from operating activities for continuing operations was $404 in 2007 and $410 in 2006.
4 Total advertising and promotion expense for continuing operations was $581 in 2007 and $538 in 2006.
5 Depreciation for continuing operations was $401 in 2007 and $394 in 2006.
6 Capital expenditures for continuing operations were $610 in 2007 and $454 in 2006.

Net Sales
(from continuing operations)


In billions of dollars
$15.0
12.5
10.0
7.5
5.0
2.5
03
04
05
06
07

Market Value per Share at Year-end


In dollars
$24
20
16
12
8
4
03
04
05
06
07

Income
(from continuing operations)


In millions of dollars
$750
625
500
375
250
125
03
04
05
06
07

Diluted Earnings per Share
(from continuing operations)


In dollars
$.90
.75
.60
.45
.30
.15
03
04
05
06
07

Business Highlights

- On September 5, 2006, Sara Lee announced that it had successfully completed the spin-off of Hanesbrands Inc. to its shareholders. In connection with the spin-off, Sara Lee received a one-time payment of $2.4 billion.

- In January 2007, Sara Lee announced its plans for "The Kitchens of Sara Lee", a state-of-the-art research and development campus located at the company's corporate headquarters. The campus will support innovation activities for the company's North American businesses.

- In March 2007, Sara Lee announced that it would simplify the management structure of its international business by eliminating a layer of management. This is another step in Sara Lee's transformation from a diversified holding company into an integrated operating company.

- Net sales for fiscal 2007, were $12.3 billion, an increase of 7.1% compared to $11.5 billion in the prior year. This solid growth was driven by increases in all six business segments.

- In fiscal 2007, income from continuing operations was $426 million, or $0.57 per diluted share, versus $31 million, or $0.04 per diluted share, in fiscal 2006. Net income was $504 million, or $0.68 per diluted share for fiscal 2007, versus $555 million, or $0.72 per diluted share, for fiscal 2006.

- Net cash from operating activities was $492 million in fiscal 2007, compared to $1,265 million in fiscal 2006. Virtually the entire decline was related to lower cash from the operating activities of discontinued operations, due primarily to the divestitures.

Business Breakdown

Net Sales


21%
16%
18%
21%
7%
17%

Operating Segment Income


9%
17%
38%
4%
32%

- ■ North American Retail Meats
- □ North American Retail Bakery
- ■ Foodservice
- □ International Beverage
- ■ International Bakery
- □ Household and Body Care

Geographic Breakdown

Net Sales


5%
1%
59%
35%

Operating Segment Income


11%
2%
15%
72%

- ■ North and South America
- □ Western and Central Europe
- □ Asia-Pacific
- □ Other

Dividends per Share

In dollars


$.90
.75
.60
.45
.30
.15
03
04
05
06
07

53 ★
hairman and
hief executive officer,
ara Lee Corporation
irector since 2004

55 ★
hairman and
hief executive officer,
Hospira, Inc.
Director since 2006

67 ● ★
Retired executive
vice president,
Miller Brewing Company
Director since 2006

54 ✣ ●
Presiding Director
President,
Henry Crown and Company
Director since 1998

73 ▲●
President and
chief executive officer,
All-Pro Broadcasting, Inc.
Director since 1983

52 ✣ ◆ ★
President,
Boeing International
Director since 2003

64 ▲ ★
Retired chairman,
InterContinental
Hotels Group PLC
Director since 2004

72 ✣ ◆
Former assistant secretary
of state for European and
Canadian affairs
Director since 1992

64 ▲◆●
Retired chairman and
chief executive officer,
Akzo Nobel N.V.
Director since 2002

53 ✣ ◆
Chairman, Chicago office
and managing director,
investment banking,
Lazard Ltd.
Director since 2005

53
Chairman and
chief executive officer

48
Executive vice president,
human resources

54
Executive vice president,
chief financial and
administrative officer

43
Executive vice president,
chief executive officer,
Sara Lee Food & Beverage

54
Executive vice president,
chief executive officer,
Sara Lee Household
and Body Care

51
Executive vice president,
chief executive officer,
Sara Lee Foodservice

55
Executive vice president,
general counsel and secretar

48
Executive vice president,
chief executive officer,
Sara Lee International
Beverage & Bakery

46
Senior vice president,
chief information officer

47
Senior vice president,
strategy and corporate
development

49
Senior vice president,
chief financial officer
and senior vice president
administration,
Sara Lee Food & Beverage

✣ Executive Committee
▲ Audit Committee
◆ Corporate Governance,
Nominating and Policy Committee
● Compensation and Employee
Benefits Committee
★ Finance Committee

symbol indicates committee chair

As of September 1, 2007

Sara Lee Corporation's 2007 summary annual report, financial report and proxy statement together contain substantially all the information presented in the corporation's annual report on Form 10-K filed with the Securities and Exchange Commission. Individuals interested in receiving the Form 10-K, investor packets or other corporate literature, as well as our latest quarterly earnings announcement, via first-class mail should call or write to the Investor Relations Department. This information also is available via the Internet with links to our brand and division Web sites.

Investor Relations Department
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424
+1.630.598.8100
www.saralee.com

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Investor Relations at **+1.630.598.8100**.

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address, dividend payments and direct deposit of quarterly dividends into checking or savings accounts should contact our transfer agent and registrar, Mellon Investor Services.

Mellon Investor Services
P.O. Box 3316
South Hackensack, NJ 07606-1916
Toll free number: **+1.888.422.9881**
International: **+1.201.680.6678**
TDD: **+1.800.231.5469**
Email: **shrrelations@mellon.com**

Thursday, October 25, 2007
9:30 – 10:30 a.m. Central Time (CDT)
Drury Lane Theater, 100 Drury Lane
Oakbrook Terrace, IL 60181

Sara Lee Corporation's common stock is listed under the symbol SLE on the New York, Chicago and London stock exchanges. Options are traded on the American Stock Exchange.

Sara Lee Corporation's quarterly dividends on common stock are paid on or about the fifth business day of January, April, July and October. As of September 1, 2007, the corporation has paid 245 consecutive quarterly dividends.

Stockholders are invited to participate in the Sara Lee Corporation Direct Investment Plan. Our Plan provides a convenient and economical way to purchase shares directly from the company, reinvest your dividends and invest additional cash amounts in Sara Lee Corporation common stock. A complete Plan prospectus as well as other shareholder services forms can be found on our Web site at **www.saralee.com** in the Investor Relations section (Shareholder Services/Account Access) or you can request further information by contacting Mellon Investor Services at **+1.888.422.9881** (Toll free), **+1.201.680.6678** (International) or **+1.800.231.5469** (TDD).

The Sara Lee Foundation is the philanthropic arm of Sara Lee Corporation. For more information please visit **www.saraleefoundation.org**.

Sara Lee Corporation has included as exhibits to its Form 10-K, filed with the Securities and Exchange Commission, certifications by the corporation's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Sara Lee Corporation also has filed with the New York Stock Exchange (NYSE) the most recent Domestic Company Section 303A Annual CEO Certification as required by the NYSE Listed Company Manual.

Design: Coates and Coates. Photography: Jim Schnepf. Printing: Anderson Lithograph.


3500 Lacey Road
Downers Grove, IL 60515-5424
+ 1.800.SARA.LEE
+ 1.630.598.6000
www.saralee.com
END